SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431-1

SUMMARY OF THE ONE HUNDRED AND SEVENTIETH

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: May 14, 2018 - 9 a.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.       The CEO presented information on several corporate matters.

II.      The Board of Directors unanimously accepted the guidance of the Majority Shareholder and decided to dismiss Mr. Deonilson Roldo from his positions of Business Management Officer of Copel.

III.    The Board of Directors unanimously resolved to approve the Management’s Report of Internal Controls and the Action Plans proposed by the Executive Board, with the due adjustments proposed by the Board of Directors, to mitigate the shortcomings mentioned.

IV.    The Board of Directors unanimously resolved to approve the Company’s 20-F-2017 Report, which includes the adjustments suggested by the Board of Directors and sent it to the Securities and Exchange Commission (SEC).

V.     The Board of Directors unanimously resolved to approve the Management’s Annual Report and the Financial Statements for 2017, restated with adjustments in 2015 and 2016 due to the investment held by the subsidiary UEG Araucária, and submit them to the Fiscal Council and to the Shareholders’ Meeting of Copel, as well as file them at the Brazilian Securities and Exchange Commission (CVM), at the Securities and Exchange Commission (SEC), the New York Stock Exchange and at the Madrid and São Paulo Stock Exchanges.

VI.    The Board of Directors unanimously resolved to ratify the Proposal of the Executive Board for the Allocation of Net Income Verified in 2017 and for the Payment of the Profit Sharing Concerning the Integration between Capital and Labor and Incentive to Productivity.

VII.   The Board of Directors received further information on the compliance of Copel’s bylaws with the current legislation and guided the Board of Governance, Risk and Compliance to coordinate a meeting with the shareholders, the State Government and BNDESPAR, to jointly align and prepare a proposal to be presented to the Shareholders’ Meeting, to be held up to June 30, 2018.

VIII. The Board of Directors received the report from the Company’s Audit Committee on several matters.

IX.    The Board of Directors unanimously resolved to approve the correction of the deadline set forth in item “f” of item 1 of the minutes of the 169th Extraordinary Meeting of the Company’s Board of Directors, held on May 4, 2018, which erroneously included one hundred and eighty (180) calendar days, when the correct one is one hundred and eighty-four (184) calendar days.

X.     The Board of Directors unanimously authorized the ratification of the other provisions in the 169th Extraordinary Meeting of the Company’s Board of Directors held on May 4, 2018, which were not corrected in the resolution of item IX of this Summary.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ADRIANA ANGELA ANTONIOLLI; GEORGE HERMANN RODOLFO TORMIN; JONEL NAZARENO IURK; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; ROGÉRIO PERNA; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 170th Extraordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s proper book No. 9.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 15, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.